LONCOR GOLD INC.

as the Corporation

and

TSX TRUST COMPANY

as the Warrant Agent

WARRANT INDENTURE
Providing for the Issue of Warrants

Dated as of May 23, 2025

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- ii -

3

WARRANT INDENTURE

THIS WARRANT INDENTURE is dated as of May 23, 2025,

BETWEEN:

LONCOR GOLD INC., a corporation existing under the laws of the Province of Ontario (the "Corporation"),

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TSX TRUST COMPANY, a trust company existing under the laws of Canada (the "Warrant Agent")

WHEREAS in connection with a brokered private placement offering by the Corporation of up to 17,090,910 units of the Corporation (each, a "Unit") at a price of Cdn$0.55 per Unit, with each Unit consisting of one common share of the Corporation and one-half of one common share purchase warrant of the Corporation (each whole warrant, a "Warrant"), the Corporation proposes to issue up to 8,545,455 Warrants;

AND WHEREAS pursuant to this Indenture, each whole Warrant shall, subject to adjustment, entitle the holder thereof to acquire one Common Share (as defined herein) upon payment of the Exercise Price (as defined herein) prior to the Expiry Time (as defined herein) upon the terms and conditions herein set forth;

AND WHEREAS the Corporation is duly authorized to create and issue the Warrants to be issued as herein provided;

AND WHEREAS all acts and deeds necessary have been done and performed to make the Warrants, when Authenticated (as defined herein) by the Warrant Agent, and issued as provided in this Indenture, legal, valid and binding upon the Corporation with the benefits and subject to the terms and conditions of this Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Warrant Agent;

NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Corporation hereby appoints the Warrant Agent as warrant agent to hold the rights, interests and benefits contained herein for and on behalf of those persons who from time to time become the holders of Warrants issued pursuant to this Indenture and the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions.

In this Indenture, including the recitals and schedules hereto, and in all indentures supplemental hereto:

(a) "Adjustment Period" means the period from the Effective Date up to and including the Expiry Time;

(b) "Agent" means Red Cloud Securities Inc.;

(c) "Applicable Legislation" means any statute of Canada or a province thereof, and the regulations under any such named or other statute, relating to warrant indentures or to the rights, duties and obligations of warrant agents under warrant indentures, to the extent that such provisions are at the time in force and applicable to this Indenture;

(d) "Auditors" means a firm of chartered accountants duly appointed as auditors of the Corporation;

(e) "Authenticated" means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Corporation or on which the manual or electronic signatures of the Corporation have been printed, lithographed or otherwise electronically or mechanically reproduced and countersigned by the Warrant Agent, and (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant as required by Section 2.7 are entered in the register of holders of Warrants, and "Authenticate", "Authenticating" and "Authentication" have the appropriate correlative meanings;

(f) "Book Entry Only Participants" means institutions that participate directly or indirectly in the Depository's book entry registration system for the Warrants;

(g) "Book Entry Only Warrants" means Warrants that are to be held only by or on behalf of the Depository;

(h) "Business Day" means any day other than Saturday, Sunday or a statutory or civic holiday, or any other day on which the banks are open for business in the City of Toronto, Ontario;

(i) "CDS Global Warrants" means Warrants representing all or a portion of the aggregate number of Warrants issued in the name of the Depository and represented by an Uncertificated Warrant, or if requested by the Depository or the Corporation, by a Warrant Certificate;

(j) "Certificated Warrant" means a Warrant evidenced by a writing or writings substantially in the form of Schedule "A", attached hereto;

(k) "Common Shares" means, subject to Article 4, fully paid and non-assessable common shares of the Corporation as presently constituted;

(l) "Confirmation" has the meaning set forth in Section 3.2(2);

(m) "Corporation" means Loncor Gold Inc., a corporation existing under the laws of the Province of Ontario, and its lawful successors from time to time;

(n) "Counsel" means a barrister or solicitor or a firm of barristers and solicitors retained by the Warrant Agent or retained by the Corporation and acceptable to the Warrant Agent, which may or may not be counsel for the Corporation;

(o) "Current Market Price" means, at any date, the weighted average price per share at which the Common Shares have traded:

(i) on the Exchange;

(ii) if the Common Shares are not listed on the Exchange, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the Directors of the Corporation, acting reasonably; or

(iii) if the Common Shares are not listed on any stock exchange, on any over-the-counter market on which the Common Shares are trading, as may be selected for this purpose by the Directors of the Corporation acting reasonably;

during the 20 consecutive Trading Days (on each of which at least 500 Common Shares are traded in board lots) ending the third Trading Day before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during the 20 consecutive Trading Days by the number of Common Shares sold or, if not traded on any recognized market or exchange, as determined by the Directors of the Corporation, acting reasonably. Whenever the Current Market Price is required to be determined hereunder, the Corporation shall deliver to the Warrant Agent a certificate of the Corporation specifying such Current Market Price and setting out the details of its calculation. In the event of any subsequent dispute as to the determination of the Current Market Price, the Corporation's Auditors shall make such determination which, absent manifest error, shall be binding for all purposes hereunder;

(p) "Depository" means CDS Clearing and Depository Services Inc. or such other person as is designated in writing by the Corporation to act as depository in respect of the Warrants;

(q) "Directors" means the board of directors of the Corporation;

(r) "Dividends" means any dividends paid by the Corporation;

(s) "DRS" means, in respect of the Warrants, the Direct Registration System maintained by the Warrant Agent;

(t) "DRS Advice" means the notification produced by the DRS system evidencing ownership of the Warrants;

(u) "Effective Date" means the date of this Indenture;

(v) "Exchange" means the Toronto Stock Exchange;

(w) "Exchange Rate" means the number of Common Shares subject to the right of purchase under each Warrant which as of the date hereof is one;

(x) "Exercise Date" means, in relation to a Warrant, the Business Day on which such Warrant is validly exercised or deemed to be validly exercised in accordance with Article 3 hereof;

(y) "Exercise Notice" has the meaning set forth in Section 3.2(1);

(z) "Exercise Price" means Cdn$0.80 for each Common Share payable in immediately available Canadian funds, subject to adjustment in accordance with the provisions of Article 4;

(aa) "Expiry Date" means May 23, 2028;

(bb) "Expiry Time" means 5:00 p.m. (Toronto time) on the Expiry Date;

(cc) "Extraordinary Resolution" has the meaning set forth in Section 7.11;

(dd) "Internal Procedures" means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership), the minimum number of the Warrant Agent's internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent;

(ee) "Issue Date" means the date of this Warrant Indenture;

(ff) "person" means an individual, body corporate, partnership, trust, agent, executor, administrator, legal representative or any unincorporated organization;

(gg) "register" means the one set of records and accounts maintained by the Warrant Agent pursuant to Section 2.9;

(hh) "Regulation D" means Regulation D under the U.S. Securities Act;

(ii) "Regulation S" means Regulation S under the U.S. Securities Act;

(jj) "Shareholders" means holders of Common Shares;

(kk) "this Warrant Indenture", "this Indenture", "hereto" "herein", "hereby", "hereof" and similar expressions mean and refer to this Indenture and any indenture, deed or instrument supplemental hereto; and the expressions "Article", "Section", "subsection" and "paragraph" followed by a number, letter or both mean and refer to the specified article, section, subsection or paragraph of this Indenture;

(ll) "Trading Day" means a day on which the Exchange (or such other exchange on which the Common Shares are listed and which forms the primary trading market for such shares) is open for trading, and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

(mm) "Uncertificated Warrant" means any Warrant which is not a Certificated Warrant , including DRS Advice;

(nn) "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(oo) "Unit" has the meaning ascribed to such term as set out in the recitals hereto;

(pp) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

(qq) "U.S. Person" means a "U.S. person" as set forth in Regulation S and includes, subject to certain exclusions set out therein, the following: (i) any natural person resident in the United States; (ii) any partnership or corporation organized or incorporated under the laws of the United States; (iii) any estate of which any executor or administrator is a U.S. Person; (iv) any trust of which any trustee is a U.S. Person; (v) any agency or branch of a foreign entity located in the United States; (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; (viii) any partnership or corporation if (A) organized or incorporated under the laws of any jurisdiction other than the United States and (B) formed by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized or incorporated, and owned, by "accredited investors" (as defined in Rule 501(a) of Regulation D) who are not natural persons, estates or trusts;

(rr) "U.S. Purchaser" is (a) any U.S. Person that purchased Units, (b) any person that purchased Units on behalf of any U.S. Person or any person in the United States, (c) any purchaser of Units that received an offer of the Units while in the United States, (d) any person that was in the United States at the time the purchaser's buy order was made or the subscription agreement for Units was executed or delivered;

(ss) "U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

(tt) "U.S. Securities Laws" means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws;

(uu) "Warrant Agency" means the principal offices of the Warrant Agent in the City of Toronto or such other place as may be designated in accordance with Section 3.5;

(vv) "Warrant Agent" means TSX Trust Company, in its capacity as warrant agent of the Warrants, or its successors from time to time;

(ww) "Warrant Certificate" means a certificate, substantially in the form set forth in Schedule "A" hereto or such other form as may be approved by the Corporation and the Warrant Agent, to evidence those Warrants that will be evidenced by a certificate;

(xx) "Warrant Share" means has the meaning set forth in Section 2.8(1);

(yy) "Warrantholders", or "holders" without reference to Warrants, means the persons entered in the register hereinafter mentioned as holders of Warrants outstanding at such time;

(zz) "Warrantholders' Request" means an instrument signed in one or more counterparts by Warrantholders holding in the aggregate not less than 25% of the aggregate number of all Warrants then unexercised and outstanding, requesting the Warrant Agent to take some action or proceeding specified therein;

(aaa) "Warrants" means the Common Share purchase warrants created by and authorized by and issuable under this Indenture, to be issued and Authenticated hereunder as a Certificated Warrant and/or Uncertificated Warrant, entitling the holder thereof to purchase one Common Share (subject to adjustment as herein provided) per Warrant at the Exercise Price prior to the Expiry Time; and

(bbb) "written order of the Corporation", "written request of the Corporation", "written consent of the Corporation" and "certificate of the Corporation" mean, respectively, a written order, request, consent and certificate signed in the name of the Corporation by its Executive Chairman of the Board or Chief Financial Officer, or a person acting in any such capacity for the Corporation, or any other authorized officer and may consist of one or more instruments so executed.

1.2 Gender and Number.

Words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa.

1.3 Headings, Etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Warrants.

1.4 Day not a Business Day.

If any day on or before which any action or notice is required to be taken or given hereunder is not a Business Day, then such action or notice shall be required to be taken or given on or before the requisite time on the next succeeding day that is a Business Day.

1.5 Time of the Essence.

Time shall be of the essence of this Indenture.

1.6 Monetary References.

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.7 Applicable Law.

This Indenture, the Warrants, and the Warrant Certificates and DRS Advices (including all documents relating thereto) shall be construed in accordance with the laws of the Province of Ontario and the federal laws applicable therein. Each of the parties hereto, which shall include the Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of this Indenture and the transactions contemplated herein.

1.8 Conflict

In the event of a conflict or inconsistency between a provision in the body of this Indenture and in any Warrant Certificate issued hereunder, the provision in the body of this Indenture shall prevail to the extent of the inconsistency.

ARTICLE 2
ISSUE OF WARRANTS

2.1 Creation and Issue of Warrants.

A maximum of 8,545,455 Warrants are hereby created and authorized to be issued in accordance with the terms and conditions hereof. By written order of the Corporation, the Warrant Agent shall deliver Authenticated Warrants to Warrantholders and record the name of the Warrantholders on the Warrant register.

2.2 Terms of Warrants.

(1) Subject to the applicable conditions for exercise set out in Article 3 having been satisfied and subject to adjustment in accordance with Article 4, each Warrant shall entitle each Warrantholder thereof, upon exercise at any time after the Issue Date and prior to the Expiry Time, to acquire one Common Share upon payment of the Exercise Price.

(2) No fractional Warrants shall be issued or otherwise provided for hereunder and Warrants may only be exercised in a sufficient number to acquire whole numbers of Common Shares. Any fractional Warrants shall be rounded down to the nearest whole number without compensation to the holder thereof.

(3) Each Warrant shall entitle the holder thereof to such other rights and privileges as are set forth in this Indenture.

(4) The number of Common Shares which may be purchased pursuant to the Warrants and the Exercise Price therefor shall be adjusted upon the events and in the manner specified in Article 4.

2.3 Warrantholder not a Shareholder.

Except as may be specifically provided herein, nothing in this Indenture or in the holding of a Warrant Certificate or DRS Advice, entitlement to a Warrant or otherwise, shall, in itself, confer or be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of Shareholders or any other proceedings of the Corporation, or the right to receive Dividends and other allocations or the remaining property of the Corporation on dissolution.

2.4 Warrants to Rank Pari Passu.

All Warrants shall rank equally and without preference over each other, whatever may be the actual date or time of issue thereof.

2.5 Form of Warrants.

(1) The Warrants may be issued in both certificated and uncertificated form including DRS Advice. Each Warrant originally issued to, or for the account or benefit of, a U.S. Purchaser (other than a qualified institutional buyer, as that term is defined in Rule 144A of the U.S. Securities Act, who has made the necessary certifications to the Corporation in the form acceptable to the Corporation) must be issued in individually certificated form only and bear the applicable legend set forth in Section 2.8(2). All Warrants issued in certificated form shall be evidenced by a Warrant Certificate (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule "A" hereto, which shall be dated as of the Issue Date, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Warrantholders to be maintained by the Warrant Agent in accordance with Section 2.9.

(2) Each Warrantholder by purchasing such Warrant acknowledges and agrees that the terms and conditions set forth in the form of the Warrant Certificate set out in Schedule "A" hereto shall apply to all Warrants and Warrantholders regardless of whether such Warrants are issued in certificated or uncertificated form or whether such Warrantholders are registered Warrantholders or beneficial owners of Warrants who beneficially hold security entitlements in respect of the Warrants through a Depository.

2.6 Book Entry Only Warrants.

(1) Registration of beneficial interests in and transfers of Warrants held by the Depository shall be made only through the book entry registration system and no Warrant Certificates or DRS Advices shall be issued in respect of such Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, as determined by the Corporation, from time to time. Except as provided in this Section 2.6, owners of beneficial interests in any CDS Global Warrants shall not be entitled to have Warrants registered in their names and shall not receive or be entitled to receive Warrants in definitive form or to have their names appear in the register referred to in Section 2.9 herein. Notwithstanding any terms set out herein, Warrants having the legend set forth in Section 2.8(2) herein may not be held in the name of the Depository or in the form of Uncertificated Warrants.

(2) Notwithstanding any other provision in this Indenture, no CDS Global Warrants may be exchanged in whole or in part for Warrants registered, and no transfer of any CDS Global Warrants in whole or in part may be registered, in the name of any person other than the Depository for such CDS Global Warrants or a nominee thereof unless:

(a) the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in connection with the Book Entry Only Warrants and the Corporation is unable to locate a qualified successor;

(b) the Corporation determines that the Depository is no longer willing, able or qualified to properly discharge its responsibilities as holder of the CDS Global Warrants and the Corporation is unable to locate a qualified successor;

(c) the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor;

(d) the Corporation determines that the Warrants shall no longer be held as Book Entry Only Warrants through the Depository;

(e) such right is required by Applicable Legislation, as determined by the Corporation and the Corporation's Counsel; or

(f) the Warrant is to be Authenticated to or for the account or benefit of a person in the United States or a U.S. Person (in which case, the Warrant Certificate shall contain the legend set forth in Section 2.8(2), if applicable);

following which, Warrant Certificates shall be registered and issued to the beneficial owners of such Warrants or their nominees as directed by the Depository. The Corporation shall provide a certificate of the Corporation giving notice to the Warrant Agent of the occurrence of any event outlined in this Section 2.6(2).

(3) Subject to the provisions of this Section 2.6, any transfer of CDS Global Warrants for Warrants which are not CDS Global Warrants may be made in whole or in part in accordance with the provisions of Section 2.12, mutatis mutandis. All such Warrants issued in exchange for a CDS Global Warrant or any portion thereof shall be registered in such names as the Depository for such CDS Global Warrants shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to CDS Global Warrants or to any legend required by Section 2.8 and the restrictions set out in such legend) as the CDS Global Warrants or portion thereof surrendered upon such exchange.

(4) Every Warrant that is Authenticated upon registration or transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant or any portion thereof, whether pursuant to this Section 2.6, or otherwise, shall be Authenticated in the form of, and shall be, a CDS Global Warrant, unless such Warrant is registered in the name of a person other than the Depository for such CDS Global Warrant or a nominee thereof.

(5) Notwithstanding anything to the contrary in this Indenture, subject to Applicable Legislation, the CDS Global Warrant will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depository or the Corporation.

(6) The rights of beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system shall be limited to those established by applicable law and agreements between the Depository and the Book Entry Only Participants and between such Book Entry Only Participants and the beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system, and such rights must be exercised through a Book Entry Only Participant in accordance with the rules and procedures of the Depository.

(7) Notwithstanding anything herein to the contrary, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(a) the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

(b) maintaining, supervising or reviewing any records of the Depository or any Book Entry Only Participant relating to any such interest; or

(c) any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Only Participant.

(8) The Corporation may terminate the application of this Section 2.6 in its sole discretion in which case all Warrants shall be evidenced by Warrant Certificates or DRS Advices registered in the name of a person other than the Depository.

2.7 Warrant Certificate.

(1) For Warrants issued in certificated form, the form of certificate representing Warrants shall be substantially as set out in Schedule "A" hereto or such other form as is authorized from time to time by the Corporation and the Warrant Agent. Each Warrant Certificate shall be Authenticated on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by any of the Executive Chairman of the Board, Chief Executive Officer, Chief Financial Officer or any other authorized officer of the Corporation whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise electronically or mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Warrant Certificate which has the applicable signatures as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or otherwise electronically or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Warrant Agent may determine.

(2) The Warrant Agent shall Authenticate Uncertificated Warrants by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such Uncertificated Warrants are binding on the Corporation.

(3) Any Warrant Certificate validly issued in accordance with the terms of this Indenture in effect at the time of issue of such Warrant Certificate shall, subject to the terms of this Indenture and Applicable Legislation, validly entitle the holder to acquire Common Shares, notwithstanding that the form of such Warrant Certificate may not be in the form currently required by this Indenture.

(4) No Warrant shall be considered issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture until it has been Authenticated by the Warrant Agent.

(5) No Certificated Warrant shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture until it has been Authenticated by signature by or on behalf of the Warrant Agent. Such Authentication on any such Certificated Warrant shall be conclusive evidence that such Certificated Warrant is duly Authenticated and is valid and a binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.

(6) No Uncertificated Warrant shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture until it has been Authenticated by entry on the register of the particulars of the Uncertificated Warrant. Such entry on the register of the particulars of an Uncertificated Warrant shall be conclusive evidence that such Uncertificated Warrant is a valid and binding obligation of the Corporation and that the Holder is entitled to the benefits of this Indenture.

(7) The Authentication by or on behalf of the Warrant Agent of any Warrants whether by way of entry on the register or otherwise shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or such Warrants, Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or the proceeds thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Corporation that the Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

2.8 Legends.

(1) Neither the Warrants nor the Common Shares issuable upon exercise thereof ("Warrant Shares") have been, nor will they be, registered under the U.S. Securities Act or the securities laws of any state, and may not be offered, sold or otherwise disposed of in the United States or to a U.S. Person, unless an exemption from the registration requirements under the U.S. Securities Act and applicable state securities laws is available, and the holder agrees not to offer, sell or otherwise dispose of the Warrants or Warrant Shares in the United States or to a U.S. Person, unless registered under the U.S. Securities Act or an exemption from registration under the U.S. Securities Act and applicable state securities laws is available. Warrants and, if applicable, Warrant Shares, issued to, or for the account or benefit of, a U.S. Purchaser (and any certificates issued in replacement thereof or in substitution therefor) must be issued only in individually certificated form.

(2) U.S. Legend. Certificates or DRS Advices representing Warrants originally issued in the United States or to, or for the account or benefit of, a U.S. Person, and any certificates issued in replacement thereof or in substitution therefor, other than any certificates or DRS Advices representing Warrants issued to a qualified institutional buyer, as that term is defined in Rule 144A of the U.S. Securities Act, who has made the necessary certifications to the Corporation in the form acceptable to the Corporation, shall bear a legend in substantially the following form, until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

"THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF LONCOR GOLD INC. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S AND IN COMPLIANCE WITH APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, IF AVAILABLE, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A, IF AVAILABLE, OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AFTER FIRST PROVIDING TO THE CORPORATION, IN EACH CASE OF (C)(I) AND (D) IF REQUESTED, AN OPINION OF U.S. COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION THAT THE OFFER, SALE, PLEDGE OR OTHER TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND AFTER FIRST PROVIDING TO THE CORPORATION SUCH OTHER EVIDENCE OF COMPLIANCE WITH APPLICABLE SECURITIES LAWS AS THE CORPORATION SHALL REASONABLY REQUEST.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

"THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE."

provided that, if any such Warrants and any Warrant Shares issued on exercise of Warrants are being sold outside the United States in accordance with Rule 904 of Regulation S, if available, and in compliance with applicable local securities laws and regulations, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend set forth above may be removed by providing a declaration to the Corporation's registrar and the Warrant Agent to the effect set forth in Schedule "B" hereto together with such documentation as the Corporation or Warrant Agent may reasonably request; provided, further, that, if any securities are being sold pursuant to Rule 144 under the U.S. Securities Act or with the prior written consent of the Corporation pursuant to another exemption from registration under the U.S. Securities Act and applicable state securities laws, the legend may be removed by delivery to the Corporation and to the Warrant Agent of an opinion of counsel, of recognized standing satisfactory in form and substance to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

(3) CDS Global Warrants. Each CDS Global Warrant if issued as a Certificated Warrant originally issued in Canada and held by the Depository and each Warrant Certificate or DRS Advice issued in exchange therefor or in substitution thereof shall bear the following legend or such variations thereof as the Corporation may prescribe from time to time:

"UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO LONCOR GOLD INC. (THE "ISSUER") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE."

(4) Neither the Warrants nor the Warrant Shares issuable upon exercise of the Warrants have been or shall be registered under the U.S. Securities Act or under any United States state securities laws.

2.9 Register of Warrants

(1) The Warrant Agent shall maintain records and accounts concerning the Warrants, whether certificated or uncertificated, which shall contain the information called for below with respect to each Warrant, together with such other information as may be required by law or as the Warrant Agent may elect to record. All such information shall be kept in one set of accounts and records which the Warrant Agent shall designate (in such manner as shall permit it to be so identified as such by an unaffiliated party) as the register of the holders of Warrants. The information to be entered for each account in the register of Warrants at any time shall include (without limitation):

(a) the name and address of the holder of the Warrants, the date of Authentication thereof and the number of Warrants;

(b) whether such Warrant is a Certificated Warrant or an Uncertificated Warrant and, if a Warrant Certificate, the unique number or code assigned to and imprinted thereupon and, if an Uncertificated Warrant, the unique number or code assigned thereto if any;

(c) whether such Warrant has been cancelled; and

(d) a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.

(2) The register shall be available for inspection by the Corporation or any Warrantholder during the Warrant Agent's regular business hours on a Business Day and upon payment to the Warrant Agent of its reasonable fees. Any Warrantholder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Corporation and the Warrant Agent stating the name and address of the Warrantholder and agreeing not to use the information therein except in connection with an effort to call a meeting of Warrantholders or to influence the voting of Warrantholders at any meeting of Warrantholders.

(3) Once an Uncertificated Warrant has been Authenticated, the information set forth in the register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Warrant Agent from the holder as provided herein, except that the Warrant Agent may act unilaterally to make purely administrative changes internal to the Warrant Agent and changes to correct errors. Each person who becomes a holder of an Uncertificated Warrant, by their or its acquisition thereof, shall be deemed to have irrevocably (i) consented to the foregoing authority of the Warrant Agent to make such minor error corrections, and (ii) agreed to pay to the Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including, without limitation, reasonable legal fees of the Corporation and the Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Warrant Agent), sustained by the Corporation or the Warrant Agent as a proximate result of such error if, but only if, and only to the extent that such present or former holder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof, whether or not such error is, or should have been, timely detected and corrected by the Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Corporation or to the Warrant Agent.

2.10 Issue in Substitution for Warrant Certificates Lost, etc.

(1) If any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to Applicable Legislation, shall issue and thereupon the Warrant Agent shall Authenticate and deliver, a new Warrant Certificate of like tenor, and bearing the same legend, if applicable, as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Corporation and the Warrant Agent and the Warrants evidenced thereby shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrants issued or to be issued hereunder.

(2) The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.10 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issuance thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent, in their sole discretion, acting reasonably, and such applicant shall also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and the Warrant Agent, in their sole discretion, and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

2.11 Exchange of Warrant Certificates.

(1) Any one or more Warrant Certificates representing any number of Warrants may, at any time prior to the Expiry Time and upon compliance with the reasonable requirements of the Warrant Agent (including compliance with applicable securities legislation), be exchanged for one or more other Warrant Certificates representing the same aggregate number of Warrants, and bearing the same legend, if applicable, as represented by the Warrant Certificate or Warrant Certificates so exchanged.

(2) Warrant Certificates may be exchanged only at the Warrant Agency during regular business hours of the Warrant Agent on a Business Day or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificate tendered for exchange shall be surrendered to the Warrant Agency and cancelled by the Warrant Agent.

2.12 Transfer and Ownership of Warrants.

(1) The Warrants may only be transferred on the register kept by the Warrant Agent at the Warrant Agency by the holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, acting reasonably, only upon:

(a) in the case of a Warrant Certificate, surrendering to the Warrant Agent at the Warrant Agency the Warrant Certificates representing the Warrants to be transferred together with a duly executed transfer form as set forth in Schedule "A" hereto (together with a declaration for removal of legend or opinion of counsel, if required by Section 2.8); or

(b) in the case of DRS Advices, surrendering to the Warrant Agent at the Warrant Agency, DRS Advices representing the Warrants to be transferred together with a duly executed transfer form as set forth in Schedule "A" hereto (together with a declaration for removal of legend or opinion of counsel, if required by Section 2.8), or

(c) in the case of Book Entry Only Warrants, in accordance with procedures prescribed by the Depository under the book entry registration system,

and upon compliance with:

(d) the conditions herein;

(e) such reasonable requirements as the Warrant Agent may prescribe; and

(f) all applicable securities legislation and requirements of regulatory authorities,

and, in the case of a Certificated Warrant and DRS Advice, such transfer shall be duly noted in such register by the Warrant Agent. Upon compliance with such requirements, the Warrant Agent shall issue to the transferee of a Certificated Warrant, a Warrant Certificate, and to the transferee of a DRS Advice, a DRS Advice, representing the Warrants transferred. Transfers within the systems of the Depository are not the responsibility of the Warrant Agent and will not be noted on the register maintained by the Warrant Agent.

(2) If a Warrant Certificate or DRS Advice tendered for transfer bears the legend set forth in 2.8(2), the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the Warrant Certificate or DRS Advice and such securities may be transferred only (A) to the Corporation, (B) outside the United States in accordance with Rule 904 of Regulation S and in compliance with applicable local securities laws and regulations, if available, (C) within the United States in accordance with the exemption from registration under the U.S. Securities Act provided by (i) Rule 144 or (ii) Rule 144A and in compliance with applicable local laws and regulations, if available, or (D) with the prior written consent of the Corporation pursuant to another exemption from registration under the U.S. Securities Act and applicable state securities laws after first providing to the Corporation and the Warrant Agent (1) in the case of a transfer pursuant to clause (B), a declaration in the form of Schedule "B" hereto together with such additional documentation as the Corporation and the Warrant Agent may reasonably prescribe, and (2) in the case of a transfer pursuant to clause (C)(i) or clause (D), an opinion of U.S. counsel of recognized standing in form and substance satisfactory to the Corporation and the Warrant Agent that the offer, sale, pledge or other transfer does not require registration under the U.S. Securities Act or applicable state securities laws, or after first providing to the Corporation such other evidence of compliance with applicable securities laws as the Corporation shall reasonably request. Warrants and, if applicable, Warrant Shares, issued to, or for the account or benefit of, a U.S. Purchaser (and any certificates issued in replacement thereof or in substitution therefor) must be issued only in individually certificated form.

(3) Subject to the provisions of this Indenture and Applicable Legislation, the Warrantholder shall be entitled to the rights and privileges attaching to the Warrants, and the issue of Common Shares by the Corporation upon the exercise of Warrants in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Corporation and the Warrant Agent with respect to such Warrants and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder.

2.13 Cancellation of Surrendered Warrants.

All Warrant Certificates surrendered to the Warrant Agent pursuant to Article 3 or transferred or exchanged pursuant to this Article 2 shall be cancelled by the Warrant Agent and upon such circumstances all such Uncertificated Warrants shall be deemed cancelled and so noted on the register by the Warrant Agent. Upon request by the Corporation, the Warrant Agent shall furnish to the Corporation a cancellation certificate identifying the Warrant Certificates so cancelled, the number of Warrants evidenced thereby, the number of Common Shares, if any, issued pursuant to such Warrants, as applicable, and the details of any Warrant Certificates issued in substitution or exchange for such Warrant Certificates cancelled.

ARTICLE 3
EXERCISE OF WARRANTS

3.1 Right of Exercise.

Subject to the provisions hereof, each Warrantholder may exercise the right conferred on such holder to subscribe for and purchase one Common Share for each Warrant after the Issue Date and prior to the Expiry Time in accordance with the conditions and subject to the restrictions herein.

3.2 Warrant Exercise.

(1) Holders of Certificated Warrants who wish to exercise the Warrants held by them in order to acquire Common Shares must, if permitted pursuant to the terms and conditions hereunder and as set forth in any applicable legend, complete the exercise form (the "Exercise Notice") which form is attached to the Warrant Certificate and deliver such certificate(s), the executed Exercise Notice and a certified cheque, bank draft or money order payable to or to the order of the Corporation for the aggregate Exercise Price to the Warrant Agent at the Warrant Agency. The Warrants represented by a Warrant Certificate shall be deemed to be surrendered upon personal delivery of such certificate, Exercise Notice and aggregate Exercise Price or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to above.

(2)  A registered Warrantholder of Uncertificated Warrants evidenced by a DRS Advice in respect of Warrants must complete the Exercise Form and deliver the executed Exercise Form and a certified cheque, bank draft or money order payable to or to the order of the Corporation for the aggregate Exercise Price to the Warrant Agent at the Warrant Agency. The Uncertificated Warrants shall be deemed to be surrendered upon receipt of the Exercise Form and aggregate Exercise Price or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to above.

(3) A beneficial holder of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book entry registration system who desires to exercise their or its Warrants must do so by causing a Book Entry Only Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner's intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the Exercise Price, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants ("Confirmation") in a manner acceptable to the Warrant Agent, including by electronic means through the book entry registration system.

(4) Payment representing the aggregate Exercise Price must be provided to the appropriate office of the Book Entry Only Participant in a manner acceptable to it. A notice in form acceptable to the Book Entry Only Participant and payment from such beneficial holder should be provided to the Book Entry Only Participant sufficiently in advance so as to permit the Book Entry Only Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver notice and payment to the Warrant Agent prior to the Expiry Time. The Depository will initiate the exercise by way of the Confirmation and forward the aggregate Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to the Depository through the book entry registration system the Common Shares to which the exercising Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Book Entry Only Participant exercising the Warrants on its behalf.

(5) By causing a Book Entry Only Participant to deliver notice to the Depository, a Warrantholder shall be deemed to have irrevocably surrendered their Warrants so exercised and appointed such Book Entry Only Participant to act as their exclusive settlement agent with respect to the exercise and the receipt of Common Shares in connection with the obligations arising from such exercise.

(6) Any notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no force and effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book Entry Only Participant to exercise or to give effect to the settlement thereof in accordance with the Warrantholder's instructions will not give rise to any obligations or liability on the part of the Corporation or Warrant Agent to the Book Entry Only Participant or the beneficial owner.

(7) The Exercise Notice referred to in this Section 3.2 shall be signed by the Warrantholder, or its executors or administrators or other legal representatives or an attorney of the Warrantholder, duly appointed by an instrument in writing satisfactory to the Warrant Agent but such Exercise Notice need not be executed by the Depository.

(8) Any exercise referred to in this Section 3.2 shall require that the entire Exercise Price for Common Shares subscribed must be paid at the time of subscription and such Exercise Price and original Exercise Notice executed by the Warrantholder or the Confirmation from the Depository must be received by the Warrant Agent prior to the Expiry Time.

(9) Notwithstanding the foregoing in this Section 3.2, Warrants may only be exercised pursuant to this Section 3.2 by or on behalf of a Warrantholder (excluding the Depository), who is permitted to and makes one of the certifications set forth on the Exercise Notice and delivers, if applicable, any opinion or other evidence as required by the Corporation.

(10) If the form of Exercise Notice set forth in the Warrant Certificate shall have been amended, the Corporation shall cause the amended Exercise Notice to be forwarded to all Warrantholders.

(11) Exercise Notices and Confirmations must be delivered to the Warrant Agent at any time during the Warrant Agent's actual business hours on any Business Day prior to the Expiry Time. Any Exercise Notice or Confirmations received by the Warrant Agent after business hours on any Business Day will be deemed to have been received by the Warrant Agent on the next following Business Day.

(12) Any Warrant with respect to which an Exercise Notice or Confirmation is not received by the Warrant Agent before the Expiry Time shall be deemed to have expired and become void and all rights with respect to such Warrants shall terminate and be cancelled.

3.3 U.S. Restrictions; Legended Certificates

(1) The Warrants and the Common Shares issuable upon exercise thereof have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Warrants may not be exercised within the United States or by or on behalf of any U.S. Person unless an exemption from the registration requirements of the U.S. Securities Act and the securities laws of all applicable states is available. The Warrant Agent shall not issue or register Common Shares or the certificates representing such Common Shares unless the Warrantholder provides (except in the case of Common Shares issued to CDS Clearing and Depository Services Inc. on exercise of CDS Global Warrants):

(a) a written certification that the Warrantholder at the time of exercise of the Warrants (a) is not in the United States; (b) is not a U.S. Person and is not exercising the Warrants on behalf of a U.S. Person or a person in the United States; and (c) represents and warrants that the exercise of the Warrants and the acquisition of the Common Shares issuable upon exercise thereof occurred in an "offshore transaction" (as defined under Regulation S under the U.S. Securities Act); or

(b) a written certification that the Warrantholder is the original U.S. Purchaser and (a) purchased Units directly from the Corporation for its own account or the account of another "accredited investor", as that term is defined in Rule 501(a) of Regulation D, pursuant to an executed unit subscription agreement for the purchase of Units; (b) is exercising the Warrants solely for its own account or the account of such other accredited investor for whose account such holder exercises sole investment discretion; (c) was an accredited investor, both on the date the Units were purchased from the Corporation and on the date of the exercise of the Warrants; and (d) if the Warrants are being exercised on behalf of another person, the Warrantholder represents, warrants and certifies that such person was the beneficial purchaser for whose account the Warrantholder originally acquired Units upon the exercise of which the Warrants were acquired and was an accredited investor, both on the date the Units were purchased from the Corporation and on the date of the exercise of the Warrants; or

(c) a written certification that the Warrantholder is the original U.S. Purchaser and (a) purchased the Warrants directly from the Corporation pursuant to a duly executed subscription agreement (including any required certifications set forth therein) for the purchase of Units; (b) is exercising the Warrants solely for its own account or for the account of the original beneficial purchaser, if any; (c) each of it and any beneficial purchaser was on the date the Units were purchased from the Corporation, and is on the date of exercise of the Warrants, a "qualified institutional buyer" within the meaning of Rule 144A under the U.S. Securities Act; and (d) all the representations, warranties and covenants set forth in the written and duly executed subscription agreement (including any required certifications set forth therein) made by the Warrantholder for the purchase of Units from the Corporation continue to be true and correct as if duly executed as of the date thereof; or

(d) an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to the effect that the exercise of the Warrants and the issuance of the Warrant Shares are exempt from registration under the U.S. Securities Act or any applicable state securities laws.

(2) No certificates representing Common Shares will be registered or delivered to an address in the United States unless the Warrantholder complies with the requirements set forth in Sections 3.3(1)(b), 3.3(1)(c), or 3.3(1)(d) and, in the case of 3.3(1)(d), the Corporation has confirmed in writing to the Warrant Agent that the opinion of counsel and such other evidence required by the Corporation is reasonably satisfactory to the Corporation. The certificates representing any Common Shares issued in connection with the exercise of Warrants pursuant to Sections 3.3(1)(b), 3.3(1)(c), or 3.3(1)(d) shall bear the legend set forth in Section 3.3(3) of this Indenture. Certificates representing Common Shares issued in connection with the exercise of Warrants pursuant to Section 3.3(1)(a) shall not bear the legend set forth in Section 3.3(3). Warrant Shares, issued to, or for the account or benefit of, a U.S. Purchaser (and any certificates issued in replacement thereof or in substitution therefor) must be issued only in individually certificated form.

(3) Certificates representing Common Shares issued upon the exercise of Warrants which bear the legend set forth in 2.8(2) and which are issued and delivered pursuant to Sections 3.3(1)(b), 3.3(1)(c) and 3.3(1)(d) (and each certificate issued in exchange therefor or in substitution thereof) shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF LONCOR GOLD INC. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S AND IN COMPLIANCE WITH APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, IF AVAILABLE, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A, IF AVAILABLE, OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AFTER FIRST PROVIDING TO THE CORPORATION, IN EACH CASE OF (C)(I) AND (D) IF REQUESTED, AN OPINION OF U.S. COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION THAT THE OFFER, SALE, PLEDGE OR OTHER TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND AFTER FIRST PROVIDING TO THE CORPORATION SUCH OTHER EVIDENCE OF COMPLIANCE WITH APPLICABLE SECURITIES LAWS AS THE CORPORATION SHALL REASONABLY REQUEST.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

(4) Any unexercised Warrants must be re-issued in certificated form and bear the legend set out in Section 2.8(2).

3.4 Transfer Fees and Taxes.

If any of the Common Shares subscribed for are to be issued to a person or persons other than the Warrantholder, the Warrantholder shall execute the form of transfer and will comply with such reasonable requirements as the Warrant Agent may stipulate and will pay to the Corporation or the Warrant Agent on behalf of the Corporation, all applicable transfer or similar taxes and the Corporation will not be required to issue or deliver certificates or DRS advices evidencing Common Shares unless or until such Warrantholder shall have paid to the Corporation or the Warrant Agent on behalf of the Corporation, the amount of such tax or shall have established to the satisfaction of the Corporation and the Warrant Agent that such tax has been paid or that no tax is due.

3.5 Warrant Agency.

To facilitate the exchange, transfer or exercise of Warrants and compliance with such other terms and conditions hereof as may be required, the Corporation has appointed the Warrant Agency, as the agency at which Warrants may be surrendered for exchange or transfer or at which Warrants may be exercised and the Warrant Agent has accepted such appointment. The Corporation may from time to time designate alternate or additional places as the Warrant Agency (subject to the Warrant Agent's prior approval) and will give notice to the Warrant Agent of any proposed change of the Warrant Agency. Branch registers shall also be kept at such other place or places, if any, as the Corporation, with the approval of the Warrant Agent, may designate. The Warrant Agent will from time to time when requested to do so by the Corporation or any Warrantholder, subject to Section 2.9(1), upon payment of the Warrant Agent's reasonable charges, furnish a list of the names and addresses of Warrantholders showing the number of Warrants held by each such Warrantholder.

3.6 Effect of Exercise of Warrant Certificates.

(1) Upon the exercise of Warrants pursuant to and in compliance with Section 3.2 and subject to Section 3.3 and Section 3.4, the Common Shares to be issued pursuant to the Warrants exercised shall be deemed to have been issued and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of such Common Shares as of the Exercise Date, unless the registers shall be closed on such date, in which case the Common Shares subscribed for shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Common Shares, on the date on which such registers are reopened.

(2) As soon as practicable, and in any event no later than within five Business Days after the Exercise Date with respect to a Warrant, the Corporation shall cause to be delivered or mailed to the person or persons in whose name or names the Warrant is registered or, if so specified in writing by the holder, cause to be delivered to such person or persons at the Warrant Agency where the Warrant Certificate or DRS Advice was surrendered, a certificate or certificates or DRS advice(s) for the appropriate number of Common Shares subscribed for, or any other appropriate evidence of the issuance of Common Shares to such person or persons in respect of Common Shares issued under the book entry registration system.

3.7 Partial Exercise of Warrants; Fractions.

(1) The holder of any Warrants may exercise his right to acquire a number of whole Common Shares less than the aggregate number which the holder is entitled to acquire. In the event of any exercise of a number of Warrants less than the number which the holder is entitled to exercise, the holder of Warrants upon such exercise shall, in addition, be entitled to receive, without charge therefor, a new Warrant Certificate(s) or DRS Advice(s), bearing the same legend, if applicable, or other appropriate evidence of Warrants, in respect of the balance of the Warrants held by such holder and which were not then exercised.

(2) Notwithstanding anything herein contained including any adjustment provided for in Article 4, the Corporation shall not be required, upon the exercise of any Warrants, to issue fractions of Common Shares. Warrants may only be exercised in a sufficient number to acquire whole numbers of Common Shares. Any fractional Common Shares shall be rounded down to the nearest whole number and the holder of such Warrants shall not be entitled to any compensation in respect of any fractional Common Share which is not issued.

3.8 Expiration of Warrants.

Immediately after the Expiry Time, all rights under any Warrant in respect of which the right of acquisition provided for herein shall not have been exercised shall cease and terminate and each Warrant shall be void and of no further force or effect.

3.9 Accounting and Recording.

(1) The Warrant Agent shall promptly account to the Corporation with respect to Warrants exercised. Any securities or other instruments, from time to time received by the Warrant Agent shall be received for the benefit of, and shall be segregated and kept apart by the Warrant Agent for, the Warrantholders and the Corporation as their interests may appear.

(2) The Warrant Agent shall record the particulars of Warrants exercised, which particulars shall include the names and addresses of the persons who become holders of Common Shares on exercise and the Exercise Date, in respect thereof. The Warrant Agent shall provide such particulars in writing to the Corporation within five Business Days of any request by the Corporation therefor.

3.10 Securities Restrictions.

Notwithstanding anything herein contained, Common Shares will be issued upon exercise of a Warrant only in compliance with the securities laws of any applicable jurisdiction.

ARTICLE 4
ADJUSTMENT OF NUMBER OF COMMON SHARES AND EXERCISE PRICE

4.1 Adjustment of Number of Common Shares and Exercise Price.

The subscription rights in effect under the Warrants for Common Shares issuable upon the exercise of the Warrants shall be subject to adjustment from time to time as follows:

(a) if, at any time during the Adjustment Period, the Corporation shall:

(i) subdivide, re-divide or change its outstanding Common Shares into a greater number of Common Shares;

(ii) reduce, combine or consolidate its outstanding Common Shares into a smaller number of Common Shares;

(iii) issue Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of Common Shares by way of distribution (other than a distribution of Common Shares upon the exercise of Warrants, options or other convertible or exchangeable securities);

(any of such events in Section 4.1(a) being called a "Common Share Reorganization") then the Exercise Price shall be adjusted as of the effective date or record date of such subdivision, re-division, change, reduction, combination, consolidation or distribution, as the case may be, by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which shall be the number of Common Shares outstanding as of the effective date or record date after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable or exercisable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged or exercised for or converted into Common Shares on such record date or effective date).

Such adjustment shall be made successively whenever any event referred to in this Section 4.1(a) shall occur. Upon any adjustment of the Exercise Price pursuant to Section 4.1(a), the Exchange Rate shall be contemporaneously adjusted by multiplying the number of Common Shares theretofore obtainable on the exercise thereof by a fraction of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment;

(b) if and whenever at any time during the Adjustment Period, the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible or exchangeable or exercisable into Common Shares) at a price per Common Share (or having a conversion or exchange price per Common Share) less than 95% of the Current Market Price on such record date (a "Rights Offering"), the Exercise Price shall be adjusted immediately after such record date so that it shall equal the amount determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable; any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that no such rights or warrants are exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or, if any such rights or warrants are exercised, to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible or exchangeable into Common Shares) actually issued upon the exercise of such rights or warrants, as the case may be. Such adjustment will be made successively whenever such a record date is fixed, provided that if two or more such record dates or record dates referred to in this Section 4.1(b) are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates;

(c) if and whenever at any time during the Adjustment Period the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (i) securities of any class, whether of the Corporation or any other entity (other than Common Shares), (ii) rights, options or warrants to subscribe for or purchase Common Shares (or other securities convertible into or exchangeable for Common Shares), other than pursuant to a Rights Offering; (iii) evidences of its indebtedness or (iv) any property or other assets then, in each such case, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the excess, if any, of the fair market value on such record date, as determined by the Directors (whose determination shall be conclusive) and subject to Exchange approval, of such securities or other assets so issued or distributed over the fair market value of any consideration received therefor by the Corporation from the holders of the Common Shares, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price; and Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed;

(d) if and whenever at any time during the Adjustment Period, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in Section 4.1(a) or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, any Warrantholder who has not exercised its right of acquisition prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance, upon the exercise of such right thereafter, shall be entitled to receive upon payment of the Exercise Price and shall accept, in lieu of the number of Common Shares that prior to such effective date the Warrantholder would have been entitled to receive, the number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such merger, amalgamation or consolidation, or to which such sale or conveyance may be made, as the case may be, that such Warrantholder would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance, if, on the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Common Shares to which prior to such effective date it was entitled to acquire upon the exercise of the Warrants. If determined appropriate by the Corporation, relying on advice of Counsel, to give effect to or to evidence the provisions of this Section 4.1(d), the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Warrantholder is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Warrant Agent pursuant to the provisions of this Section 4.1(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 8 hereof. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which shall apply to successive reclassifications, capital reorganizations, amalgamations, consolidations, mergers, sales or conveyances;

(e) in any case in which this Section 4.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Warrantholder of any Warrant exercised after the record date and prior to completion of such event the additional Common Shares issuable by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such Warrantholder an appropriate instrument evidencing such Warrantholder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the relevant date of exercise or such later date as such Warrantholder would, but for the provisions of this Section 4.1(e), have become the holder of record of such additional Common Shares pursuant to Section 4.1;

(f) in any case in which Section 4.1(a)(iii), Section 4.1(b) or Section 4.1(c) require that an adjustment be made to the Exercise Price, no such adjustment shall be made if the Warrantholders of the outstanding Warrants receive, subject to the approval of the Exchange if required, the rights or warrants referred to in Section 4.1(a)(iii), Section 4.1(b) or the shares, rights, options, warrants, evidences of indebtedness or assets referred to in Section 4.1(c), as the case may be, in such kind and number as they would have received if they had been holders of Common Shares on the applicable record date or effective date, as the case may be, by virtue of their outstanding Warrant having then been exercised into Common Shares at the Exercise Price in effect on the applicable record date or effective date, as the case may be;

(g) the adjustments provided for in this Section 4.1 are cumulative, and shall, in the case of adjustments to the Exercise Price be computed to the nearest whole cent and shall apply to successive subdivisions, re-divisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 4.1, provided that, notwithstanding any other provision of this Section 4.1, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price then in effect; provided, however, that any adjustments which by reason of this Section 4.1(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; and

(h) after any adjustment pursuant to this Section 4.1, the term "Common Shares" where used in this Indenture shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, the Warrantholder is entitled to receive upon the exercise of his Warrant, and the number of Common Shares indicated by any exercise made pursuant to a Warrant shall be interpreted to mean the number of Common Shares or other property or securities a Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Warrant.

4.2 Entitlement to Common Shares on Exercise of Warrant.

All Common Shares or shares of any class or other securities, which a Warrantholder is at the time in question entitled to receive on the permitted exercise of its Warrant, whether or not as a result of adjustments made pursuant to this Article 4, shall, for the purposes of the interpretation of this Indenture, be deemed to be Common Shares which such Warrantholder is entitled to acquire pursuant to such Warrant.

4.3 No Adjustment for Certain Transactions.

Notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares is being made pursuant to this Indenture or in connection with (a) any share incentive plan or restricted share plan or share purchase plan in force from time to time for directors, officers, employees, consultants or other service providers of the Corporation; or (b) the satisfaction of existing instruments issued at the date hereof.

4.4 Determination by Independent Firm.

In the event of any question arising with respect to the adjustments provided for in this Article 4 such question shall be conclusively determined by an independent firm of chartered accountants other than the Auditors, who shall have access to all necessary records of the Corporation, and such determination shall be binding upon the Corporation, the Warrant Agent, all holders and all other persons interested therein.

4.5 Proceedings Prior to any Action Requiring Adjustment.

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Corporation shall take any action which may, in the opinion of Counsel, be necessary in order that the Corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Common Shares which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

4.6 Certificate of Adjustment.

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Article 4, deliver a certificate of the Corporation to the Warrant Agent specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. The Warrant Agent shall act and rely, and shall be protected in so doing, upon the certificate of the Corporation and any other document filed by the Corporation pursuant to this Article 4 for all purposes.

4.7 Notice of Special Matters.

The Corporation covenants with the Warrant Agent that, so long as any Warrant remains outstanding, it will give notice to the Warrant Agent and to the Warrantholders of its intention to fix a record date that is prior to the Expiry Date for any matter for which an adjustment may be required pursuant to Section 4.1. Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 10 Business Days prior to such applicable record date. If notice has been given and the adjustment is not then determinable, the Corporation shall promptly, after the adjustment is determinable, file with the Warrant Agent a computation of the adjustment and give notice to the Warrantholders of such adjustment computation.

4.8 No Action after Notice.

The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the Warrantholder of the opportunity to exercise its right of acquisition pursuant thereto during the period of 10 Business Days after the giving of the certificate or notices set forth in Section 4.6 and Section 4.7.

4.9 Other Action.

If the Corporation, after the date hereof, shall take any action affecting the Common Shares other than action described in Section 4.1, which in the reasonable opinion of the Directors would materially affect the rights of Warrantholders, the Exercise Price and/or Exchange Rate, the number of Common Shares which may be acquired upon exercise of the Warrants shall be adjusted in such manner and at such time, by action of the Directors, acting reasonably and in good faith, in their sole discretion as they may determine to be equitable to the Warrantholders in the circumstances, provided that no such adjustment will be made unless any requisite prior approval of the Exchange or any other stock exchange on which the Common Shares are listed for trading has been obtained.

4.10 Protection of Warrant Agent.

The Warrant Agent:

(a) shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c) shall be entitled to act and rely on any adjustment calculation of the board of directors of the Corporation and the Corporation's Auditors, and if a dispute shall at any time with respect to adjustments hereunder, the dispute shall be conclusively determined by the Corporation's Auditors or if they are unable or unwilling to act, by such firm or independent chartered accountants as may be selected by the directors and any such determination shall, absent manifest error, be binding upon the Corporation, the Warrant Agent and all holders;

(d) shall not be responsible for any failure of the Corporation to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; and

(e) shall not incur any liability or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation.

4.11 Participation by Warrantholder.

No adjustments shall be made pursuant to this Article 4 if the Warrantholders are entitled to participate in any event described in this Article 4 on the same terms, mutatis mutandis, as if the Warrantholders had exercised their Warrants prior to, or on the effective date or record date of, such event.

ARTICLE 5
RIGHTS OF THE CORPORATION AND COVENANTS

5.1 Optional Purchases by the Corporation.

Subject to compliance with applicable securities legislation and approval of applicable regulatory authorities, the Corporation may from time to time purchase by private contract or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the Directors, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons and on such other terms as the Corporation, in its sole discretion, may determine. In the case of Certificated Warrants, Warrant Certificates representing the Warrants purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Warrant Agent and reflected accordingly on the register of Warrants. In the case of Uncertificated Warrants, the Warrants purchased pursuant to this Section 5.1 shall be reflected accordingly on the register of Warrants in accordance with procedures prescribed by the Depository under the book entry registration system. No Warrants shall be issued in replacement thereof.

5.2 General Covenants.

The Corporation covenants with the Warrant Agent that so long as any Warrants remain outstanding:

(a) it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;

(b) it will cause the Common Shares from time to time acquired pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(c) all Common Shares which shall be issued upon exercise of the right to acquire provided for herein shall be fully paid and non-assessable;

(d) it will use reasonable commercial efforts to maintain its existence and carry on its business in the ordinary course;

(e) it will use reasonable commercial efforts to ensure that all Common Shares outstanding or issuable from time to time (including without limitation the Common Shares issuable on the exercise of the Warrants) continue to be or are listed and posted for trading on the Exchange (or such other Canadian stock exchange acceptable to the Corporation), provided that this clause shall not be construed as limiting or restricting the Corporation to agree to a consolidation, amalgamation, arrangement, takeover bid or merger that would result in the Common Shares ceasing to be listed and posted for trading on the Exchange, so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of the Exchange or other Canadian stock exchange on which the Common Shares are trading;

(f) it will make all requisite filings under applicable Canadian and U.S. securities legislation including those necessary to remain a reporting issuer not in default in each of the provinces and other jurisdictions where it is or becomes a reporting issuer;

(g) it will promptly give notice to the Warrant Agent and Warrantholders of any default under the terms of this Indenture; and

(h) generally, it will promptly and well and truly perform and carry out all of the acts or things to be done by it as provided in this Indenture.

5.3 Warrant Agent's Remuneration and Expenses.

The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of this Indenture both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ). Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section 5.3 shall survive the resignation or removal of the Warrant Agent and/or the termination of this Indenture.

5.4 Performance of Covenants by Warrant Agent.

If the Corporation shall fail to perform any of its covenants contained in this Indenture, then the Corporation will notify the Warrant Agent in writing of such failure and upon receipt by the Warrant Agent of such notice, the Warrant Agent may notify the Warrantholders of such failure on the part of the Corporation and may itself perform any of the covenants capable of being performed by it but shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 5.3. No such performance, expenditure or advance by the Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

5.5 Enforceability of Warrants.

The Corporation covenants and agrees that it is duly authorized to create and issue the Warrants to be issued hereunder and that the Warrants, when issued and Authenticated as herein provided, will be valid and enforceable against the Corporation in accordance with the provisions hereof and the terms hereof and that, subject to the provisions of this Indenture, the Corporation will cause the Common Shares from time to time acquired upon exercise of Warrants issued under this Indenture to be duly issued and delivered in accordance with the terms of this Indenture.

5.6 Securities Exchange Commission Certification.

The Corporation represents and warrants that as at the date of execution of this Indenture it has a class of securities registered pursuant to Section 12 of the U.S. Exchange Act and that it does not have a reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act.

The Corporation covenants that in the event that (i) the Corporation shall incur a reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act, or (ii) any such reporting obligation or the above registration shall be terminated by the Corporation in accordance with the U.S. Exchange Act, the Corporation shall promptly deliver to the Warrant Agent an officers' certificate of the Corporation notifying the Warrant Agent of such registration or termination and such other information as the Warrant Agent may require at the time. The Corporation acknowledges that the Warrant Agent is relying upon the foregoing representation, warranty and covenant in order to meet certain United States Securities and Exchange Commission ("SEC") obligations with respect to those clients who are filing with the SEC.

ARTICLE 6
ENFORCEMENT

6.1 Suits by Warrantholders.

All or any of the rights conferred upon any Warrantholder by any of the terms of the Warrants or this Indenture, or both, may be enforced by the Warrantholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders.

6.2 Suits by the Corporation.

The Corporation shall have the right to enforce full payment of the Exercise Price of all Common Shares issued to a Warrantholder hereunder and shall be entitled to demand such payment from the Warrantholder or alternatively to cancel or cause to be cancelled the share certificates and amend the securities register accordingly.

6.3 Immunity of Shareholders, etc.

The Warrant Agent and, by the acceptance of the Warrants, and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future shareholder, director, officer, trustee, employee or agent of the Corporation or any successor corporation for the issue of Common Shares pursuant to the exercise of any Warrant or on any covenant, agreement, representation or warranty by the Corporation herein or in the Warrants.

6.4 Waiver of Default.

Upon the happening of any default hereunder:

(a) the Warrantholders of not less than 51% of the Warrants then outstanding shall have power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b) the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, on the advice of Counsel, if, in the Warrant Agent's opinion, based on the advice of Counsel, the same shall have been cured or adequate provision made therefor, provided that no delay or omission of the Warrant Agent or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE 7
MEETINGS OF WARRANTHOLDERS

7.1 Right to Convene Meetings.

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Warrantholders' Request and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Warrantholders signing such Warrantholders' Request, as the case may be, against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. If the Warrant Agent fails to so call a meeting within seven days after receipt of such written request of the Corporation or such Warrantholders' Request and the indemnity and funding given as aforesaid, the Corporation or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be mutually approved or determined by the Warrant Agent and the Corporation. Any meeting held pursuant to this Article 7 may be done through a virtual or electronic meeting platform, subject to the Warrant Agent's capabilities at the time.

7.2 Notice.

At least 21 days prior written notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in Section 10.2 and a copy of such notice shall be sent by mail to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Section 7.2.

7.3 Chair.

An individual (who need not be a Warrantholder) designated in writing by the Warrant Agent and the Corporation shall be chair of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall choose an individual present to be chair.

7.4 Quorum.

Subject to the provisions of Section 7.11, at any meeting of the Warrantholders a quorum shall consist of Warrantholder(s) present in person or by proxy and holding at least 25% of the aggregate number of all the then outstanding Warrants. If a quorum of the Warrantholders shall not be present within thirty minutes from the time fixed for holding any meeting, the meeting, if summoned by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be holding at least 25% of the aggregate number of all then outstanding Warrants.

7.5 Power to Adjourn.

The chair of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6 Show of Hands.

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.7 Poll and Voting.

(1) On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chair or by one or more of the Warrantholders acting in person or by proxy and holding in the aggregate at least 5% of all the Warrants then outstanding, a poll shall be taken in such manner as the chair shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll.

(2) On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Warrant then held or represented by it. A proxy need not be a Warrantholder. The chair of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by them.

7.8 Regulations.

(1) The Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a) the setting of the record date for a meeting for the purpose of determining Warrantholders entitled to receive notice of and to vote at the meeting;

(b) the deposit of instruments appointing proxies at such place and time as the Warrant Agent, the Corporation or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to the Corporation or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(d) the form of the instrument of proxy; and

(e) generally for the calling of meetings of Warrantholders and the conduct of business thereat.

(2) Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Warrantholders or proxies of Warrantholders.

7.9 Corporation and Warrant Agent May be Represented.

The Corporation and the Warrant Agent, by their respective directors, officers, authorized agents and employees, and the Counsel for the Corporation and for the Warrant Agent may attend any meeting of the Warrantholders.

7.10 Powers Exercisable by Extraordinary Resolution.

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall, subject to the provisions of Section 7.11, have the power exercisable from time to time by Extraordinary Resolution:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Warrant Agent in its capacity as warrant agent hereunder (subject to the Warrant Agent's prior consent) or on behalf of the Warrantholders against the Corporation whether such rights arise under this Indenture or otherwise;

(b) to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Warrantholders;

(c) to direct or to authorize the Warrant Agent, subject to Section 9.2(2) hereof, to enforce any of the covenants on the part of the Corporation contained in this Indenture or to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d) to waive, and to direct the Warrant Agent to waive, any default on the part of the Corporation in complying with any provisions of this Indenture either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e) to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Indenture or to enforce any of the rights of the Warrantholders;

(f) to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(g) to assent to any change in or omission from the provisions contained in this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(h) with the consent of the Corporation, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent or warrant agents to take the place of the Warrant Agent so removed; and

(i) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of the Corporation.

7.11 Meaning of Extraordinary Resolution.

(1) The expression "Extraordinary Resolution" when used in this Indenture means, subject as hereinafter provided in this Section 7.11 and in Section 7.14, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy Warrantholders holding at least 25% of the aggregate number of all then outstanding Warrants and passed by the affirmative votes of Warrantholders holding not less than 66 2/3% of the aggregate number of all then outstanding Warrants represented at the meeting and voted on the poll upon such resolution.

(2) If, at the meeting at which an Extraordinary Resolution is to be considered, Warrantholders holding at least 25% of the aggregate number of all then outstanding Warrants are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chair. Not less than 14 days prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.2. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 7.11(1) shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Warrantholders holding at least 25% of the aggregate number of all the then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

(3) Subject to Section 7.14, votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

7.12 Powers Cumulative.

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

7.13 Minutes.

Minutes and records of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in the books to be provided from time to time for that purpose by the Warrant Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chair or the secretary of the meeting at which such resolutions were passed or proceedings had shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

7.14 Instruments in Writing.

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 7 may also be taken and exercised by Warrantholders holding at least 66 2/3% of the aggregate number of all then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

7.15 Binding Effect of Resolutions.

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 7 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 7.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for its indemnification, remuneration and protection herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

7.16 Holdings by Corporation Disregarded.

In determining whether Warrantholders holding Warrants evidencing the required number of Warrants are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Warrantholders' Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation or any Affiliate of the Corporation shall be disregarded in accordance with the provisions of Section 10.6.

ARTICLE 8
SUPPLEMENTAL INDENTURES

8.1 Provision for Supplemental Indentures for Certain Purposes.

From time to time, the Corporation (when authorized by action of the Directors) and the Warrant Agent may, subject to Exchange approval and to the provisions hereof and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent relying on the advice of Counsel;

(b) setting forth any adjustments resulting from the application of the provisions of Article 4;

(c) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(d) giving effect to any Extraordinary Resolution passed as provided in Section 7.11;

(e) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Warrants on any stock exchange, provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(f) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(g) modifying any of the provisions of this Indenture, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Warrant Agent, relying on the advice of Counsel, such modification or relief in no way prejudices any of the rights of the Warrantholders or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative; and

(h) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Warrant Agent, relying on the advice of Counsel, the rights of the Warrant Agent and of the Warrantholders are in no way prejudiced thereby.

8.2 Successor Entities.

In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to or with another entity ("successor entity"), the successor entity resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation.

ARTICLE 9
CONCERNING THE WARRANT AGENT

9.1 Indenture Legislation.

(1) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2) The Corporation and the Warrant Agent agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

9.2 Rights and Duties of Warrant Agent.

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own gross negligence, wilful misconduct, bad faith or fraud under this Indenture.

(2) The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice by the Warrant Agent, notice specifying the act, action or proceeding which the Warrant Agent is required to take, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and to hold harmless the Warrant Agent and its officers, directors, employees, affiliates and agents, against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(3) The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders, at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which Warrant Certificates the Warrant Agent shall issue receipts.

9.3 Evidence, Experts and Advisers.

(1) If, in the administration of the duties of this Indenture, the Warrant Agent deems it necessary or desirable that any matter be proved or established by the Corporation, prior to taking or suffering any action hereunder, the Warrant Agent may accept, act, and rely upon, and shall be protected in accepting, acting, and relying upon, a certificate of the Corporation as conclusive evidence of the truth of any fact relating to the Corporation or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Warrant Agent may in its discretion require further evidence or information before acting or relying on any such certificate.

(2) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

(3) In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, act and rely, and shall be protected in so acting and relying, as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Warrant Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Warrant Agent, provided that such evidence complies with Applicable Legislation and that the Warrant Agent examines the same and determines that such evidence complies with the applicable requirements of this Indenture. The Warrant Agent may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

(4) Whenever it is provided in this Indenture or under Applicable Legislation that the Corporation shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Warrant Agent take the action to be based thereon.

(5) The Warrant Agent may, at the Corporation's expense, employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining its rights and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Warrant Agent. The Corporation shall pay or reimburse the Warrant Agent for any reasonable fees, expenses and disbursements of such Counsel, accountants, appraisers or other experts or advisers.

(6) The Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, accountant, appraiser or other expert or adviser, whether retained or employed by the Corporation or by the Warrant Agent, in relation to any matter arising in the administration of the agency hereof.

(7) Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by the certificate of a notary, solicitor or commissioner for oaths, or other officer with similar powers, that the person signing such instrument acknowledged to them the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate and in respect of a corporate Warrantholder, shall include a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(8) Whenever Applicable Legislation requires that evidence referred to in this Section 9.3 be in the form of a statutory declaration, the Warrant Agent may accept such statutory declaration in lieu of a certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by any one or more of the Executive Chairman of the Board, Chief Executive Officer or Chief Financial Officer of the Corporation or by any other officer or director of the Corporation to whom such authority is delegated by the directors from time to time.

9.4 Documents, Monies, etc. Held by Warrant Agent.

(1) Any monies, securities, documents of title or other instruments that may at any time be held by the Warrant Agent shall be placed in the deposit vaults of the Warrant Agent or of any Canadian chartered bank listed in Schedule I of the Bank Act (Canada) ("Approved Bank"), or deposited for safekeeping with any such bank. Any monies held pending the application or withdrawal thereof under any provisions of this Indenture, shall be held in a segregated non-interest bearing account.

(2) All amounts held by the Warrant Agent pursuant to this Indenture shall be held by the Warrant Agent for the Corporation and the delivery of the funds to the Warrant Agent shall not give rise to a debtor-creditor or other similar relationship. Any written direction for release of funds received shall be received by the Warrant Agent by 9am (Toronto time) on the Business Day prior to the Business Day on which such release is to be made, failing which such direction will be handled on a commercially reasonable efforts basis and may result in funds being released on the next Business Day. The amounts held by the Warrant Agent pursuant to this Indenture are at the sole risk of the Corporation and, without limiting the generality of the foregoing, the Warrant Agent shall have no responsibility or liability for any diminution of the funds which may result from any deposit made in accordance with this Indenture, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default), including any losses on any investment liquidated prior to maturity in order to make a payment required hereunder. The parties hereto acknowledge and agree that the Warrant Agent will have acted prudently in depositing the funds at any Approved Bank, and that the Warrant Agent is not required to make any further inquiries in respect of any such bank. The Warrant Agent may hold cash balances constituting part or all of such monies and need not, invest the same. The Warrant Agent shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity.

9.5 Actions by Warrant Agent to Protect Interest.

The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

9.6 Warrant Agent Not Required to Give Security.

The Warrant Agent shall not be required to give any bond or security in respect of the execution or administration of the agency, duties and powers of this Indenture or otherwise in respect of the premises.

9.7 Protection of Warrant Agent.

By way of supplement to the provisions of any law for the time being relating to the Warrant Agent, it is expressly declared and agreed as follows:

(a) the Warrant Agent shall have no duties except those expressly set forth herein and no trust, bare or otherwise, is intended to be, or is or will be, created hereby and the Warrant Agent shall owe no duties hereunder as a trustee;

(b) the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representation contained in Section 9.9) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(c) nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(d) the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof;

(e) the Warrant Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any certificates whether delivered by hand, mail or any other means;

(f) the Warrant Agent shall not be responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of any securities deposited with it;

(g) the Warrant Agent shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Indenture, unless received by it in writing and signed by the other parties hereto and, if its duties herein are affected, unless it shall have given its prior written consent thereto;

(h) notwithstanding any other provisions of this Indenture, no duty or responsibility whatsoever shall rest upon the Warrant Agent to determine the compliance by any transferor or transferee of Warrants, or by holder exercising Warrants, with the terms of any legend affixed on the Warrant Certificates, or with the relevant securities laws or regulations, including, without limitation, Regulation S, and the Warrant Agent shall be entitled to assume that all transfers and exercises that are processed in accordance with this Indenture are legal and proper;

(i) the Warrant Agent is in no way responsible for the use by the Corporation of the proceeds of the issue hereunder, nor is the Warrant Agent bound to make any inquiry or investigation as to the performance by the Corporation of the Corporation's covenants hereunder;

(j) the Warrant Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of its covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation;

(k) the Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, the Warrant Agent, due to a lack of information or instructions, or otherwise in its sole judgment, acting reasonably, determines that such act is conflicting with or contrary to the terms of this Indenture or the law or regulation of any jurisdiction or any order or directive of any court, governmental agency or other regulatory body;

(l) in the absence of gross negligence, wilful misconduct, bad faith or fraud on its part, the Warrant Agent will not be liable for any action taken, suffered, or omitted by it or for any mistake, in fact or law, or error of judgment made by it in performance of its duties under this Indenture;

(m) without derogation of any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Corporation hereby indemnifies and agrees to hold harmless the Warrant Agent, its affiliates, and each of their current and former officers, directors, employees, agents, successors and assigns (collectively, the "Indemnified Parties") from and against any and all liabilities, losses, damages, penalties, claims, demands, actions, suits, proceedings, costs, taxes, charges, assessments, judgments, expenses and disbursements, including legal fees and disbursements of whatever kind and nature which may at any time be imposed on or incurred by or asserted against the Indemnified Parties, or any of them, whether at law or in equity, groundless or otherwise, in any way caused by or arising, directly or indirectly, in respect of, from or out of any act, omission or error of the Warrant Agent in the execution of its duties hereunder. The Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding; provided that the Corporation shall not be required to indemnify the Indemnified Parties in the event of the gross negligence, wilful misconduct, bad faith or fraud of the Warrant Agent, and this provision shall survive the resignation or removal of the Warrant Agent or the termination or discharge of this Indenture;

(n) notwithstanding the foregoing or any other provision of this Indenture, any liability of the Warrant Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Warrant Agent under this Indenture in the twelve (12) months immediately prior to the Warrant Agent receiving the first notice of the claim. Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages, and this provision shall survive the resignation or removal of the Warrant Agent or the termination or discharge of this Indenture;

(o) the Warrant Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its Counsel, may involve it in expense or liability, unless the Corporation shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability, and this provision shall survive the resignation or removal of the Warrant Agent or the termination or discharge of this Indenture;

(p) the forwarding of a cheque or the sending of funds by wire transfer by the Warrant Agent will satisfy and discharge the liability of any amounts due to the extent of the sum represented thereby unless such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Warrant Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque; and

(q) in the event that any of the funds provided to the Warrant Agent hereunder are received by it in the form of an uncertified cheque or bank draft, the Warrant Agent shall be entitled to delay the time for release of such funds until such uncertified cheque has cleared at the financial institution upon which the same is drawn, and the Warrant Agent will disburse monies according to this Indenture only to the extent that monies have been deposited with it.

9.8 Replacement of Warrant Agent; Successor by Merger.

(1) The Warrant Agent may resign its agency and be discharged from all further duties and liabilities hereunder, subject to this Section 9.8, by giving to the Corporation not less than 60 days' prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Warrantholders by Extraordinary Resolution shall have power at any time to remove the existing Warrant Agent and to appoint a new warrant agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new warrant agent unless a new warrant agent has already been appointed by the Warrantholders; failing such appointment by the Corporation, the retiring Warrant Agent (at the expense of the Corporation) or any Warrantholder may apply to a judge of the Ontario Superior Court of Justice of the Province of Ontario on such notice as such judge may direct, for the appointment of a new warrant agent; but any new warrant agent so appointed by the Corporation or by the Ontario Superior Court of Justice of the Province of Ontario shall be subject to removal as aforesaid by the Warrantholders. Any new warrant agent appointed under any provision of this Section 9.8 shall be an entity authorized to carry on the business of a trust company in the Province of Ontario and, if required by the Applicable Legislation for any other provinces, in such other provinces. On any such appointment the new warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent hereunder. At the request of the Corporation or the new warrant agent, the retiring Warrant Agent, upon payment of the amounts, if any, due to it pursuant to Section 5.3, shall duly assign, transfer and deliver to the new warrant agent all property and money held and all records kept by the retiring Warrant Agent hereunder or in connection herewith.

(2) Upon the appointment of a successor warrant agent, the Corporation shall promptly notify the Warrantholders thereof in the manner provided for in Section 10.2.

(3) Any Warrant Certificates Authenticated but not delivered by a predecessor Warrant Agent may be Authenticated by the successor Warrant Agent in the name of the predecessor or successor Warrant Agent.

(4) Any corporation into which the Warrant Agent may be merged or consolidated or amalgamated or to which all or substantially all of its corporate trust business is sold or otherwise transferred, or any corporation resulting therefrom to which the Warrant Agent shall be a party, or any corporation succeeding to substantially all of the corporate trust business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as successor Warrant Agent under Section 9.8(1).

9.9 Conflict of Interest.

(1) The Warrant Agent represents to the Corporation, to the best of its knowledge, that at the time of execution and delivery hereof no material conflict of interest exists between its role as a warrant agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 60 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its agency hereunder to a successor Warrant Agent approved by the Corporation and meeting the requirements set forth in Section 9.8(1). Notwithstanding the foregoing provisions of this Section 9.9(1), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

(2) Subject to Section 9.9(1), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation without being liable to account for any profit made thereby.

9.10 Acceptance of Agency

The Warrant Agent hereby accepts the agency in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth. No trust, bare or otherwise, is intended to be, or is or will be, created hereby and the Warrant Agent shall owe no duties hereunder as a trustee.

9.11 Warrant Agent Not to be Appointed Receiver.

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

9.12 Warrant Agent Not Required to Give Notice of Default.

The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

9.13 Anti-Money Laundering.

(1) Each party to this Indenture other than the Warrant Agent hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent's prescribed form as to the particulars of such third party.

(2) The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any sanctions legislation or regulation or applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any sanctions legislation or regulation or applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten (10) days written notice to the other parties to this Indenture, provided (i) that the Warrant Agent's written notice shall describe the circumstances of such non-compliance to the extent permitted by such applicable sanctions legislation or regulation or applicable anti-money laundering or anti-terrorist legislation, regulation or guideline; and (ii) that if such circumstances are rectified to the Warrant Agent's satisfaction within such ten (10) day period, then such resignation shall not be effective.

9.14 Compliance with Privacy Code.

The Corporation acknowledges that the Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a) to provide the services required under this Indenture and other services that may be requested from time to time;

(b) to help the Warrant Agent manage its servicing relationships with such individuals;

(c) to meet the Warrant Agent's legal and regulatory requirements; and

(d) if Social Insurance Numbers are collected by the Warrant Agent, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

The Corporation acknowledges and agrees that the Warrant Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Warrant Agent shall make available on its website or upon request, including revisions thereto. The Warrant Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Further, the Corporation agrees that it shall not provide or cause to be provided to the Warrant Agent any personal information relating to an individual who is not a party to this Indenture unless the Corporation has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

ARTICLE 10
GENERAL

10.1 Notice to the Corporation and the Warrant Agent.

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid, or by email or other electronic means:

(a) If to the Corporation:

Loncor Gold Inc.

4120 Yonge Street, Suite 304

Toronto, Ontario, M2P 2B8

Canada

Attention: Donat Madilo
Email: [redacted]

 with a copy to:

Dickinson Wright LLP

199 Bay Street, Suite 2200

Toronto, Ontario, M5L 1G4

Canada

Attention: Geoffrey Farr
Email: [redacted]

(b) If to the Warrant Agent:

TSX TRUST COMPANY
301-100 Adelaide Street West
Toronto, Ontario, M5H 4H1

Canada

Attention: Vice-President, Trust Services
Email: tmxestaff-corporatetrust@tmx.com

and any such notice delivered in accordance with the foregoing shall be deemed to have been received and given on the date of delivery or, if mailed, on the fifth Business Day following the date of mailing such notice or, if emailed or sent by other electronic means, on the next Business Day following the date of transmission.

(2) The Corporation or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in Section 10.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed, as provided in Section 10.1(1), or given by email or other means of prepaid, transmitted, electronic and recorded communication.

10.2 Notice to Warrantholders.

(1) Unless otherwise provided herein, notice to the Warrantholders under the provisions of this Indenture shall be valid and effective if delivered or sent by ordinary post addressed to such holders at their addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively received and given on the date of delivery or, if mailed, on the third Business Day following the date of mailing such notice. In the event that Warrants are held in the name of the Depository, a copy of such notice shall also be sent by electronic communication to the Depository and shall be deemed received and given on the day it is so sent.

(2) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to such Warrantholders to the address for such Warrantholders contained in the register maintained by the Warrant Agent or such notice may be given, at the Corporation's expense, by means of publication in the Globe and Mail, National Edition, or any other English language daily newspaper or newspapers of general circulation in Canada, in each two successive weeks, and any such notice published shall be deemed to have been received and given on the latest date the publication takes place.

(3) All notices to joint holders of Warrants may be given to whichever one of the holders is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all such joint holders of the Warrants.

(4) Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

10.3 Ownership of Warrants.

The Corporation and the Warrant Agent may deem and treat the Warrantholder of any Warrants as the absolute owner thereof for all purposes, and the Corporation and the Warrant Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. The receipt by any such Warrantholder of the Common Shares which may be acquired pursuant to the Warrants shall be a good discharge to the Corporation and the Warrant Agent for the same and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such Warrantholder except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

10.4 Satisfaction and Discharge of Indenture.

Upon the earlier of:

(a) the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation all Warrants theretofore Authenticated hereunder, in the case of Certificated Warrants or by way of standard processing through the book entry only system in the case of a CDS Global Warrant; and

(b) the Expiry Time,

this Indenture shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, and upon payment to the Warrant Agent of the expenses, fees and other remuneration payable to the Warrant Agent, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

10.5 Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders.

Nothing in this Indenture or in the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

10.6 Warrants Owned by the Corporation - Certificate to be Provided.

For the purpose of disregarding any Warrants owned legally or beneficially by the Corporation or any Affiliate of the Corporation in Section 7.16, the Corporation shall provide to the Warrant Agent, when requested by the Warrant Agent from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

(a) the names (other than the name of the Corporation) of the Warrantholders with Warrants that, to the knowledge of the Corporation, are owned by or held for the account of the Corporation; and

(b) the number of Warrants owned legally or beneficially by the Corporation,

and the Warrant Agent, in making the computations in Section 7.16, shall be entitled to rely on such certificate without any additional evidence.

10.7 Severability

If, in any jurisdiction, any provision of this Indenture or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision will, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Indenture and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

10.8 Force Majeure

No party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, pandemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 10.8.

10.9 Assignment, Successors and Assigns

Neither of the parties hereto may assign its rights or interest under this Indenture, except as provided in Section 9.8 in the case of the Warrant Agent, or as provided in Section 8.2 in the case of the Corporation. Subject thereto, this Indenture shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

10.10 Rights of Rescission and Withdrawal for Holders

Should a holder of Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the holder's funds which were paid on exercise have already been released to the Corporation by the Warrant Agent, the Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the holder. In such cases, the holder shall seek a refund directly from the Corporation and subsequently, the Corporation, upon surrender to the Corporation or the Warrant Agent of any underlying Warrant Shares or other securities that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Warrant Agent in writing, to cancel the exercise transaction and to cause the cancellation of any such underlying Warrant Shares or other securities on the register, which may have already been issued upon the Warrant exercise.  In the event that any payment is received from the Corporation by virtue of the holder being a shareholder for such Warrants that were subsequently rescinded, such payment must be returned to the Corporation by such holder.  The Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce the return of the funds pursuant to this Section 10.10, nor shall the Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this Section 10.10.  Notwithstanding the foregoing, in the event that the Corporation provides the refund to the Warrant Agent for distribution to the holder, the Warrant Agent shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

10.11 Counterparts and Electronic Copies.

This Indenture may be executed (including by electronic signature) in several counterparts and may be delivered by facsimile or email, each of which when so executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. Each of the parties hereto shall be entitled to rely on delivery of a facsimile or PDF copy of this Indenture and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

10.12 English Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including the form of certificate attached hereto as Schedule "A", be drawn up in the English language only. Les parties aux présentes reconnaissent avoir accepté et exigé que le présent contrat et tous les documents s'y rapportant y compris, sans restreindre la portée générale de ce qui précède, le formulaire de certificat joint aux présentes à titre d'annexe A, soient rédigés en langue anglaise seulement.

[remainder of page left blank intentionally - signature page(s) follow]

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf as of the date first written above.

LONCOR GOLD INC.

"Donat Madilo"
By:
Authorized Signatory
Name: Donat Madilo Title: Chief Financial Officer

TSX TRUST COMPANY

"Sumit Khanna"
By:
Authorized Signatory

"Donald Crawford"
By:
Authorized Signatory

SCHEDULE "A"
FORM OF WARRANT

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE AT OR BEFORE 5:00 P.M. (TORONTO TIME) ON MAY 23, 2028, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

[For CDS Global Warrant, include the following legend:]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO LONCOR GOLD INC. (THE "ISSUER") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

[For Warrants issued to U.S. Warrantholders, include the following legends:]

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF LONCOR GOLD INC. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S AND IN COMPLIANCE WITH APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, IF AVAILABLE, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A, IF AVAILABLE, OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AFTER FIRST PROVIDING TO THE CORPORATION, IN EACH CASE OF (C)(I) AND (D) IF REQUESTED, AN OPINION OF U.S. COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION THAT THE OFFER, SALE, PLEDGE OR OTHER TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND AFTER FIRST PROVIDING TO THE CORPORATION SUCH OTHER EVIDENCE OF COMPLIANCE WITH APPLICABLE SECURITIES LAWS AS THE CORPORATION SHALL REASONABLY REQUEST.

THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

WARRANT

To acquire Common Shares of

LONCOR GOLD INC.

(a company incorporated pursuant to the laws of the Province of Ontario)

Warrant	_____________________

Certificate No. ⬤	Warrants, each entitling the holder to acquire one (1) Common Share (subject to adjustment as provided for in the Warrant Indenture (as defined below))
CUSIP •
ISIN CA •

THIS IS TO CERTIFY THAT, for value received,

(the "Warrantholder") is the registered holder of the number of common share purchase warrants (the "Warrants") of Loncor Gold Inc. (the "Corporation") specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture to purchase at any time before 5:00 p.m. (Toronto time) (the "Expiry Time") on May 23, 2028 (the "Expiry Date") one fully paid and non-assessable common share without par value in the capital of the Corporation as constituted on the date hereof (a "Common Share") for each Warrant subject to adjustment in accordance with the terms of the Warrant Indenture.

The right to purchase Common Shares may only be exercised by the Warrantholder within the time set forth above by:

(a) duly completing and executing the exercise form (the "Exercise Form") attached hereto; and

(b) surrendering this warrant certificate (the "Warrant Certificate"), with the Exercise Form to the Warrant Agent at the principal office of the Warrant Agent, in the city of Toronto, together with a certified cheque, bank draft or money order in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the purchase price of the Common Shares so subscribed for.

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at its principal offices as set out above.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the exercise price payable for each Common Share upon the exercise of Warrants shall be Cdn$0.80 per Common Share (the "Exercise Price").

These Warrants and the Common Shares issuable upon exercise hereof have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States. These Warrants may not be exercised by or on behalf of a U.S. person or a person in the United States unless the Warrants and the Common Shares have been registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. Certificates representing Common Shares issued in the United States or to U.S. Persons will bear a legend restricting the transfer and exercise of such securities under applicable United States federal and state securities laws. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Warrants not so exercised. No fractional Common Shares will be issued upon exercise of any Warrant.

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Warrant Indenture") dated as of May 23, 2025 between the Corporation and TSX Trust Company, as Warrant Agent, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, the Corporation and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Corporation will furnish to the holder, on request and without charge, a copy of the Warrant Indenture. Capitalized terms used but not otherwise defined herein shall have the same meaning set forth in the Warrant Indenture.

On presentation at the principal offices of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates reflecting in the aggregate the same number of Warrants as the Warrant Certificate(s) so exchanged.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Common Share upon the exercise of Warrants and the number of Common Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Warrantholders holding a specific majority of the all then outstanding Warrants.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Warrant Agent in Toronto, or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar. Time is of the essence hereof.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

The parties hereto have declared that they have required that these presents and all other documents related hereto be in the English language.  Les parties aux présentes déclarent qu'elles ont exigé que la présente convention, de même que tous les documents s'y rapportant, soient rédigés en Anglais.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed as of May 23, 2025.

LONCOR GOLD INC.

By:                                                                                            Authorized Signatory

Countersigned and Registered by:

TSX TRUST COMPANY, as Warrant Agent

Toronto, Ontario, Canada

By:
 Authorized Signatory

Date:

FORM OF TRANSFER

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to ___________________________________________________________________________________________________________________________________________________________ (print name and address) the Warrants of Loncor Gold Inc. (the "Corporation") represented by this Warrant Certificate or DRS Advices and hereby irrevocably constitutes and appoints ____________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent. Terms used herein but not otherwise defined herein shall have the meaning set forth in the Warrant Indenture.

THE UNDERSIGNED TRANSFEROR HEREBY CERTIFIES AND DECLARES that the Warrants are not being offered, sold or transferred to, or for the account or benefit of, a U.S. Person (as defined in Regulation S under the U.S. Securities Act of 1933 as amended (the "U.S. Securities Act")) or a person within the United States unless registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available.

DATED this ____ day of_________________, 20__.

SPACE FOR GUARANTEES OF SIGNATURES (BELOW)	) ) )
	) ) )	Signature of Transferor
Guarantor's Signature/Stamp	)	Name of Transferor
) )

Warrants shall only be transferable in accordance with the Warrant Indenture and all applicable laws. Without limiting the foregoing, if the Warrant Certificate or DRS Advice  bears a legend restricting the transfer of the Warrants except pursuant to an exemption from registration under the U.S. Securities Act, this Form of Transfer must be accompanied by a Form of Declaration for Removal of Legend in the form attached as Schedule "B" to the Warrant Indenture (or such other form as the Corporation may prescribe from time to time), or a written opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to the effect that the transfer is exempt from registration under the U.S. Securities Act and applicable state securities laws.

CERTAIN REQUIREMENTS RELATING TO TRANSFERS - READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s) or DRS Advice(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

  Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed", with the correct prefix covering the face value of the certificate.

  Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a "Signature & Authority to Sign Guarantee" Stamp affixed to the transfer (as opposed to a "Signature Guarantee" Stamp) obtained from an authorized officer of a major Canadian Schedule 1 chartered bank.

  Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

WARRANT EXERCISE FORM

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

TO: LONCOR GOLD INC. (the "Corporation")

AND TO: TSX TRUST COMPANY (the "Warrant Agent")
301-100 Adelaide Street West
Toronto, Ontario M5H 4H1

The undersigned holder of the Warrants evidenced by this Warrant Certificate or DRS Advice hereby exercises the right to acquire _____________ (A) common shares of the Corporation.

Exercise Price Payable: ________________________________________________________
 ((A) multiplied by Cdn$0.80, subject to adjustment)

The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture. Any capitalized term in this Exercise Form that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

The undersigned hereby represents, warrants and certifies as follows (one (only) of the following must be checked):

A. ☐ The undersigned holder at the time of exercise of the Warrants (a) is not in the United States; (b) is not a U.S. person and is not exercising the Warrants on behalf of a U.S. person or a person in the United States; and (c) represents and warrants that the exercise of the Warrants and the acquisition of the Warrant Shares occurred in an "offshore transaction" (as defined under Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act")).

B. ☐ The undersigned holder (a) purchased Units directly from the Corporation for its own account or the account of another "accredited investor", as that term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act (an "Accredited Investor"), pursuant to an executed unit subscription agreement for the purchase of Units; (b) is exercising the Warrants solely for its own account or the account of such other Accredited Investor for whose account such holder exercises sole investment discretion; (c) was an Accredited Investor, both on the date the Units were purchased from the Corporation and on the date of the exercise of the Warrants; and (d) if the Warrants are being exercised on behalf of another person, the undersigned holder represents, warrants and certifies that such person was the beneficial purchaser for whose account the undersigned holder originally acquired Units upon the exercise of which the Warrants were acquired and was an Accredited Investor, both on the date the Units were purchased from the Corporation and on the date of the exercise of the Warrants.

C. ☐ The undersigned holder is the original U.S. Purchaser and (a) purchased the Units directly from the Corporation pursuant to the a duly executed Unit Subscription Agreement (the "Subscription Agreement"), which included a duly executed Qualified Institutional Buyer Letter (referred to herein, collectively with the Subscription Agreement, as the "Subscription Documents") for the purchase of Units; (b) is exercising the Warrants solely for its own account or for the account of the original beneficial purchaser, if any; (c) each of it and any beneficial purchaser was on the date the Units was purchased from the Corporation, has continued to be and is on the date of exercise of the Warrants, a "qualified institutional buyer" (within the meaning of Rule 144A under the U.S. Securities Act); and (d) all the representations, warranties and covenants set forth in the original written and duly executed Subscription Documents made by the undersigned for the purchase of Units from the Corporation continue to be true and correct as if duly executed as of the date hereof.

D. ☐ The undersigned holder has delivered to the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to the effect that the exercise of the Warrants and the issuance of the Common Shares does not require registration under the U.S. Securities Act or any applicable state securities laws.

The undersigned holder understands that unless Box A above is checked, the certificate representing the common shares will be issued in definitive physical certificated form and bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available (in the form set out in the Warrant Indenture and the subscription documents). "U.S. person" and "United States" are as defined under Regulation S under the U.S. Securities Act. "U.S. Purchaser" is (a) any U.S. person that purchased Units, (b) any person that purchased Units on behalf of any U.S. person or any person in the United States, (c) any purchaser of Units that received an offer of the Units while in the United States, (d) any person that was in the United States at the time the purchaser's buy order was made or the subscription agreement for Units was executed or delivered. "Units" means the units of the Corporation that were issued in a private placement financing which closed on May 23, 2025, with each unit consisting of one Common Share and one-half of one Warrant.

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation. The undersigned hereby further acknowledges that the Corporation will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify the Corporation promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:

Name(s) in Full	Address(es)	Number of Common Shares

Please print full name in which certificates representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all exigible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.

Once completed and executed, this Exercise Form must be mailed or delivered to LONCOR GOLD INC. c/o TSX TRUST COMPANY (original copy).

DATED this ____day of _____, 20__.

) )
Witness	) ) ) ) ) )

(Signature of Warrantholder, to be the same as it appears on the face of this Warrant Certificate or DRS Advice. If an entity, the signatory represents that he or she has authority to bind such entity and duly execute this form.)

Name of Warrantholder

☐ Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate or DRS Advice is surrendered, failing which such certificates will be mailed to the address set out above. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate or DRS Advice to the Warrant Agent.

SCHEDULE "B"
FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: TSX TRUST COMPANY

as registrar and transfer agent for the Warrants and Common Shares issuable upon exercise of the Warrants of Loncor Gold Inc. (the "Corporation").

AND TO: The Corporation

The undersigned (A) acknowledges that the sale of the securities of Loncor Gold Inc. represented by certificate number ______________ to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the U.S. Securities Act) of the Corporation; (2) the offer of such securities was not made to a person in the United States or to a U.S. person and either (a) at the time the buy order was originated, the buyer was outside the United States and was not a U.S. person, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States and was not a U.S. person or (b) the transaction was executed on or through the facilities of a designated offshore securities market as designated by Rule 902(b) of Regulation S (such as the Toronto Stock Exchange) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States or a U.S. person, (3) neither the seller nor any person or agent acting on its behalf engaged or will engage in any directed selling efforts in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S under the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.

Unless otherwise specified, terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

DATED this ____day of _____, 20__.

______________________________________________
(Name of Seller)

By:     _________________________________________
 Name: